UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                        L-3 Communications Holdings, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                  502424104000
                                 (CUSIP Number)


                                  June 16, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]  Rule 13d-1(b)

      [ X ]  Rule 13d-1(c)

      [   ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons

      Perry Corp.

(2) Check the Appropriate Box if a Member of a Group

      Not applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization

      New York

 Number of Shares       (5)   Sole Voting Power        1,356,000
Beneficially Owned      (6)   Shared Voting Power           NONE
 By Each Reporting      (7)   Sole Dispositive Power   1,356,000
   Person With:         (8)   Shared Dispositive Power      NONE

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

      1,356,000

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions). [ ]

(11)  Percent of Class Represented by Amount in Row (9)     5.2%

(12)  Type of Reporting Person (see instructions):          CO

(1) Names of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons

      Richard C. Perry

(2) Check the Appropriate Box if a Member of a Group

      (a) Not applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization

      United States

 Number of Shares       (5)   Sole Voting Power         1,356,000 (all shares
Beneficially Owned                                      beneficially owned by
 By Each Reporting                                      Perry Corp.)
   Person With:         (6)   Shared Voting Power       NONE
                        (7)   Sole Dispositive Power    1,356,000 (all shares
                                                        beneficially owned by
                                                        Perry Corp.)
                        (8)   Shared Dispositive Power  NONE

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person.

            1,356,000

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions). [ ]

(11)  Percent of Class Represented by Amount in Row (9)     5.2%

(12)  Type of Reporting Person (see instructions):          IN

ITEM 1(a).  NAME OF ISSUER:

            L-3 Communications Holdings, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            600 Third Avenue, 34th Floor
            New York, NY  10016.

ITEM 2(a).  NAME OF PERSON FILING:

      This statement is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry. Perry Corp. is a private investment firm and Richard C. Perry is the President and sole stockholder of Perry Corp.

      See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            599 Lexington Avenue
            New York, NY  10022

ITEM 2(c).  CITIZENSHIP:

            Perry Corp. is a New York corporation, and Richard C. Perry is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01

ITEM 2(e).  CUSIP NUMBER:

            502424104000

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

ITEM 4.     OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:
                  1,356,000 shares

            (b)   PERCENT OF CLASS:
                  5.2%

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Sole power to vote or to direct the vote: 1,356,000 shares
                  (ii)  Shared power to vote or to direct the vote: NONE
                  (iii) Sole power to dispose or to direct the disposition of:
                        1,356,000 shares
                  (iv)  Shared power to dispose or to direct the disposition of:
                        NONE

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PERRY CORP.


Dated: June 26, 1998                    By: /s/ Richard C. Perry
       New York, New York                   ----------------------------
                                        Name:  Richard C. Perry
                                        Title: President



Dated: June 26, 1998                    /s/ Richard C. Perry
       New York, New York               ---------------------------------
                                        Richard C. Perry